SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 001-14474

                           NOTIFICATION OF LATE FILING

(Check One):      [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
                  [ ] Form N-SAR
                  For Period Ended:   June 30, 1997

                  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K For the Transition Period Ended:__________________________


         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. REGISTRANT INFORMATION

         Full name of registrant: Amertranz Worldwide Holding Corp.

         Former name if applicable _____________________________________________

         2001 Marcus Avenue
         Address of principal executive office (Street and number)

         Lake Success, New York 11042
         City, State and Zip Code

                        Part II. RULE 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

         [X]      (a)      The reasons described in  reasonable  detail  in Part
                           III of this form could not be eliminated without unreasonable effort or expense;



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         [X]      (b)      The  subject  annual  report,   semi-annual   report,
                           transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit  required
                           by Rule 12b-25(c) has been attached if applicable.

                               Part III. NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period.
                  (Attached extra sheets if needed.)

On June 23, 1997, the registrant closed one of its operating subsidiaries and transferred the operations of that subsidiary to another of the registrant's subsidiaries. In connection with this action, the registrant is required to make numerous adjustments with respect to its financial statements and other information set forth in its Annual Report for the fiscal year ended June 30, 1997. The registrant has not completed all work in connection with these adjustments.

                           Part IV. OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification:

  Stuart Hettleman                       516               326-9000
  (Name)                              (Area Code)      (Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the
answer is no, identify report(s).        [X] Yes [ ] No

                  (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [ ] Yes [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

AMERTRANZ WORLDWIDE HOLDING CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 1997                      By:      /s/ Stuart Hettleman
                                                       --------------------
                                                       Stuart Hettleman
                                                       President
C70277.198

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